Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Three Months
					Ended
					March 31,
	2004	2005	2006	2007	2008

	(in thousands)
Earnings
Income From Continuing Operations *	112,658	138,639	158,538	132,701	45,296
Fixed Charges	80,695	93,414	101,905	119,603	44,703
Distributed Income of Equity Investment	47,213	37,085	63,483	122,900	37,234
Capitalized Interest	(4,227)	(6,759)	(10,681)	(11,030)	(4,408)
Total Earnings	236,339	262,379	313,245	364,174	122,825

Fixed Charges
Interest Expense	72,053	81,861	86,171	101,223	38,571
Capitalized Interest	4,227	6,759	10,681	11,030	4,408
Rental Interest Factor	4,415	4,794	5,053	7,350	1,724
Total Fixed Charges	80,695	93,414	101,905	119,603	44,703

Ratio: Earnings / Fixed Charges	2.93	2.81	3.07	3.04	2.75
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* Excludes discontinued operations, gain on sale of assets, provision for taxes and undistributed equity earnings.